UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ............ 2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:__________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Renavotio, Inc
Full Name of Registrant

Former Name if Applicable

601 South Boulder Ave. Suite 600
Address of Principal Executive Office (Street and Number)

Tulsa, OK 74119
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

Information necessary for the filing of a complete and accurate Form 10-Q could not be gathered and reviewed within the prescribed time period without unreasonable effort and expense to the registrant and for the reasons stated in Part IV (Other Information) regarding resignation of our prior independent public accounting firm and the appointment of our new independent registered public accounting firm.

PART IV OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

William Robinson Chief Executive Officer	(888)	928-1312
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Form 10-Q for Quarterly Period Ended June 30, 2022

Form 10-Q for Quarterly Period Ended March 31, 2022

Form 10-K for Fiscal Year Ended December 31, 2021

Form 10-K/A for Fiscal Year Ended December 31, 2020

☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Effective as of September 30, 2021, our previous independent accountants, Yichien Yeh, CPA (“Yey”) resigned as our independent registered public accounting firm. Yey resigned as our independent registered public accounting firm due to an Order by the Public Company Accounting Oversight Board (“PCAOB”) revoking the PCAOB Registration of Yey effective as of September 29, 2021.

Effective October 25, 2021, our Board of Directors appointed Marcum, LLP, (“Marcum”), as our independent registered public accounting firm, to audit our financial statements as of December 31, 2021, and 2020 and for the years then ended and to conduct reviews of our Forms 10-Q financial statements.

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Renavotio, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2022	By	/s/ William Robinson CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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